EXHIBIT 12.2

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For theThree Months Ended March 31,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$64,414	$30,416
Capitalized interest expense	303	—
Rental expense interest	1,061	954
Total	65,778	31,370
Preferred Stock Dividends	736	—
Total Fixed Charges and Preferred Stock Dividends	$66,514	$31,370

Earnings
Pre-tax income	$292	$(11,066)
Income from equity investees	(514)	(376)
Fixed charges	65,778	31,370
Amortization of capitalized interest	—	—
Minority interest	52	25
Total	$65,608	$19,953
Ratio	0.99	0.64
Deficiency	$906	$11,417